UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   VAN DE HEY          DAVID L.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. & GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  05/01/00    M        5,000         A  $13.0625                    D  Direct
Common Stock                                  05/01/00    S        5,000         D  $37.7500                    D  Direct
Common Stock                                  05/01/00    M        1,562         A  $10.0625                    D  Direct
Common Stock                                  05/01/00    S        1,562         D  $37.7500                    D  Direct
Common Stock                                  05/01/00    M        8,437         A  $11.7500                    D  Direct
Common Stock                                  05/01/00    S        8,437         D  $37.7500                    D  Direct
Common Stock                                  05/01/00    M        6,750         A  $16.3750                    D  Direct
Common Stock                                  05/01/00    S        6,750         D  $37.7500                    D  Direct
Common Stock                                  05/01/00    M        7,334         A  $14.8750                    D  Direct
Common Stock                                  05/01/00    S        7,334         D  $37.7500                    D  Direct
Common Stock                                  05/01/00    M        89            A  $10.6250                    D  Direct
Common Stock                                  05/01/00    S        89            D  $37.7500     37,607         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $10.0625        05/01/00       M                          1,562            (1)          07/28/08
(right to buy)
Non-Qualified Stock Option     $10.6250        05/01/00       M                          89                            01/05/06
(right to buy)
Non-Qualified Stock Option     $11.7500        05/01/00       M                          8,437            (2)          01/26/08
(right to buy)
Non-Qualified Stock Option     $13.0625        05/01/00       M                          5,000            (3)          03/01/09
(right to buy)
Non-Qualified Stock Option     $14.8750        05/01/00       M                          7,334            03/31/97     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        05/01/00       M                          6,750            03/31/98 (4) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/01/00  Common Stock                   1,562                     13,345        D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   89                        0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   8,437                     5,624         D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   5,000                     13,750        D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   7,334                     4,903         D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   6,750                     11,144        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting on 12/31/98 and is exercisable quarterly as to 1,250 shares in 1999, 1,249 shares in 2000 and 1,250 shares in
2001.
(2)
Option begins vesting 1/26/98 and is exercisable quarterly as to 937 shares for 2 quarters and 938 shares for 2 quarters of each year through 7/26/01 with the last 937 shares exercisable on 10/26/01 .
(3)
Option begins vesting on 3/1/99 and is exercisable as to 1,250 shares quarterly through 12/1/02.
(4)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998, 1999, and 2000.

SIGNATURE OF REPORTING PERSON
/S/ VAN DE HEY          DAVID L.
DATE